

June 7, 2013

<u>Via E-mail</u>
Larry L. Enterline
Chief Executive Officer
Fox Factory Holding Corp.
915 Disc Drive
Scotts Valley, CA 95066

>   **Re: Fox Factory Holding Corp.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted May 13, 2013**
>   **File No. 377-00186**

Dear Mr. Enterline:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Prospectus summary, page 1

General

4. We note that your summary, in large part, repeats substantial portions of identical information contained in your business section. The summary should be brief and should not merely repeat the text of the prospectus. Please revise the summary to identify those aspects of the offering that are the most significant. Refer to Item 503(a) of Regulation S-K.

Our company, page 1

5. We note your statement that you are a "leading designer, manufacturer and marketer" of suspension products. Please revise here and throughout your prospectus to state such assertions as beliefs of management, or provide a basis for any assertion that you are a, or the, leading company in your industry. Please disclose how you are measuring your market position and the source of the data supporting this assertion. Please also revise to clarify, quantitatively, what is meant by "premium price points."

6. Please revise here and throughout the prospectus to state as a belief that you offer products with "innovative design, performance, durability and reliability" or provide a basis for these statements. Please also clarify what you mean by "technologically advanced products designed to perform under diverse and extreme conditions."

7. Please provide the basis for your belief that the success of professional athletes who use your products positively influences the purchasing habits of "enthusiasts and other consumers seeking high-performance products" and that your strategic focus influences "aspiring and enthusiast consumers." Additionally, please define "high-performance" as it is used here and throughout the prospectus.

8. We note your statement on page 2 that you "introduce new and innovative products that improve vehicle performance and enhance brand loyalty." Please revise to substantiate this statement, and explain how you measure brand loyalty. Please also substantiate or remove the reference to "loyal . . . and enthusiastic consumers" in the second paragraph on page 1 and elsewhere in the prospectus.

9. Please revise on page 2 and throughout the prospectus to remove the subjective descriptions of your customers and employees as "passionate" and other similar terms.

Market opportunity, page 2

10. Please revise to explain what you mean by "large and attractive markets for performance bicycles and powered vehicles."

11. Please revise to define what is meant by "high-end" here and throughout the prospectus. Please also revise to state as a belief that your "consumers have demonstrated a preference for well-designed" equipment, or alternatively, define "well-designed" and provide a basis for this statement.

12. We note your statement in the second to last bullet point on page 2 that you believe you are well positioned for growth due to "a resilient consumer base . . . driven by higher household incomes and a greater propensity to purchase high-end products." Please provide a basis for this belief, and reconcile it with your disclosure in the second risk factor on page 18 that some economies are "still struggling with recession" and consumers may not have the discretionary income to spend on your products.

13. Please also explain what is meant in the last bullet point on page 2 and throughout the prospectus by the term "premium." Please also provide a basis for your belief that you have a premium brand.

14. Please revise here and throughout your prospectus to provide quantifiable support and the sources, if applicable, for your assertions regarding the growth of your segments and other trends that you anticipate will positively influence your business. Please also balance the disclosure in this section with a brief discussion of the factors that may negatively affect your business, including your outstanding indebtedness and that your expectations for growth in your respective industries may not materialize.

Our competitive strengths, page 3

15. Please revise to substantiate the statement on page 4 that you have "extensive experience," and on page 5 that you have a "proven senior management team" and "highly-skilled and motivated employees." Please also clarify what is meant by "deep-rooted culture" on page 5.

Our strategy, page 5

16. Please revise to substantiate or state as a belief of management, here and throughout the prospectus, that "high-performance and control are important to a large portion of our consumer base" and that you have a "reputation as a leader in ride dynamics," and "strong global brand recognition."

17. You state that you intend to develop products for end-markets in which you do not currently participate. Please identify the markets you intend to penetrate.

18. You also state that you intend to increase infrastructure investments and focus on identified geographic regions. Please identify the regions on which you intend to focus. We note that China is the only market specified in this section.

Recapitalization, page 8

19. We note your statement that you recently "increased the revolver commitment under that facility by $2.0 million." Please revise to disclose the total of the revolver commitment here and in the Management's discussion and analysis section on pages 50 and 62.

Summary consolidated financial data, page 13

20. We note from your disclosure on page 8 that, as part of the recapitalization, you paid a $67 million dividend to shareholders in June 2012. Your attention is invited to SAB Topic 1-B-3. Please note that a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months. As such, it appears this dividend was declared in contemplation of the offering. Please revise your presentation, here and in Selected Consolidated Financial Data on page 47, to present pro forma EPS giving effect to the number of shares whose proceeds would be necessary to pay this dividend to the extent the dividend is in excess of current year's earnings.

21. Reference is made to Footnote (3) of your reconciliation of net income to Adjusted EBITDA on page 16. We note that your management agreement will terminate upon consummation of the offering. Please disclose whether or not you are required to pay a fee of any kind in connection with the termination of the agreement. Quantify any such fee, if applicable.

Risk factors, page 17

22. We note your statement in the first paragraph that "[t]he risks and uncertainties described below may not be the only ones we face." Please revise to clarify that you have disclosed all known material risks.

23. Please revise to include a risk factor discussing your move to production facilities in Taiwan and certain risks related thereto that are not already addressed in your current risk factor disclosures. Specifically, please address the potential negative effect that this move could have on your brand image and customer loyalty. For example, it is possible that some customers will be unwilling to purchase products that are manufactured overseas.

Our corporate culture is important to us, page 21

24. Please revise to provide additional detail regarding why you think your corporate culture could disappear. To the extent material to an understanding of your business, please also disclose in greater detail the values of your corporate culture in the business section.

Use of proceeds, page 41

25. We note your statement that you intend to use the proceeds of this offering to repay "a majority of the then outstanding indebtedness under our Existing Credit Facility." Please revise to disclose the amount of outstanding indebtedness under your Existing Credit Facility. Please also disclose that your Existing Credit Facility is with your Sponsor, who will therefore receive the proceeds of the offering.

26. The first sentence of the third paragraph of this section implies that you intend to use all of the net proceeds of this offering to repay outstanding indebtedness. The last sentence of that paragraph, however, implies that not all proceeds will be used to repay outstanding indebtedness. Please reconcile the inconsistency.

27. Based on your disclosure on page 62, it appears that you intend to repay any remaining balance under the Existing Credit Facility with proceeds from the New Credit Facility. If this additional repayment amount is material, please revise this section in accordance with Instruction 3 to Item 504 of Regulation S-K.

Selected consolidated financial data, page 47

28. Please expand to also disclose cash dividends declared per common share, as contemplated by Item 2 to the Instructions to Item 301 of Regulation S-X.

Management's discussion and analysis of financial condition and results of operations, page 49

Results of operations, page 56

29. Please tell us why you have included the loss on disposal of assets as a non-operating item.

Sales, page 57

30. Please tell us, with a view towards revised disclosure, if the change in sales from period to period was impacted by any material changes in either your mountain bike or powered vehicle product sales.

Liquidity and capital resources, page 60

31. We note your disclosure on page 62 under the heading "Net cash used in investing activities," that in 2012 you acquired "an intangible asset of $0.8 million." Please tell us, with a view towards revised disclosure, what you acquired in this transaction.

Business, page 73

Overview, page 73

Our company, page 73

32. Please revise to explain how your products "enhance ride dynamics" by improving performance and control.

33. Please revise to substantiate the statement that in the aftermarket "consumers seeking high-performance select our suspension products . . . ."

Our competitive strengths, page 75

34. Please revise to explain what you mean by "diverse end-markets."

Our products, page 78

35. We note the chart of selected products on page 79. Please tell us if these products and their price ranges are representative of your products more generally. If so, please explain why. Otherwise, please be sure to provide enough information about the products you sell for investors to understand the nature of your business and operations.

Intellectual Property, page 80

36. We note the reference in the third full paragraph on page 81 to certain "licensing agreements." However, you do not appear to include any details regarding the nature of these agreements, including the terms of any material agreements. Please revise accordingly.

Customers, page 81

37. We note your disclosure of international sales figures on page 82. Please revise to include domestic sales both quantitatively and as a percentage of total sales.

Suppliers, page 83

38. To the extent material to an understanding of your transition of the majority of your mountain bike products manufacturing operations to Taiwan, please include an expanded discussion concerning the geographic sources of your suppliers and supplies.

39. We note the risk factor disclosure on page 31 in which you reference your single-source suppliers. Please revise this section to identify the materials used in your products that come from single-source suppliers. To the extent the loss of any of these single-source suppliers may have a material impact on your operations, please identify those particular suppliers.

40. Please revise to discuss the material terms of your agreement with Miyaki.

Manufacturing and backlog, page 84

41. We note your disclosure that you plan on moving bike manufacturing to your facility in Taiwan. Please revise to explain how you will maintain your current production levels, as it appears that your Taiwan facility is much smaller than your California facilities.

42. We note your disclosure on page 85 that many OEMs are in Taiwan. Please revise to disclose the percentage of OEMs that you do business with that are located in Taiwan.

Competition, page 85

43. Please provide a basis for the statement that you "believe customers consider our products to be among the highest-performing and most innovative products of their type, which helps justify our premium pricing."

Equity-based incentive plans, page 98

44. Reference is made to your 2013 Omnibus Plan on page 100. We note that the plan will become effective on the closing of this offering and that you have reserved shares for issuance under this plan. If you intend to make any awards in connection with the offering, please quantify and describe these awards in detail.

Certain relationships and related party transactions, page 104

Credit facility and dividends, page 105

45. Please revise to disclose your dividend payment in greater detail, including how much was paid to whom.

Loan, page 107

46. We note from the disclosure here that, in April 2013, Mr. Boulton received a bonus of approximately $251,095, the net proceeds of which were used to repay Mr. Boulton's outstanding loan of $150,000 plus interest of $380. We note, from the disclosure on page 96, that Mr. Boulton's base salary was $250,000, and that his bonus was stated at 40-60% of base. Please tell us how you calculated Mr. Boulton's bonus, whether it was granted under the 2012 employment agreement, the purpose of the $150,000 loan, and how the interest rate was determined. Please also tell us when the $140,000 cash bonus listed in the table on page 95 was paid. Finally, please tell us how and when the loan was requested and approved.

Description of capital stock, page 112

47. We note your statement on page 113 that "[a]ll of the outstanding shares of our common stock are, and the shares of our common stock to be issued pursuant to this offering will be, fully paid and non-assessable." As this is a legal conclusion, either attribute the statement to legal counsel or remove it.

Underwriting, page 124

48. Please revise to disclose that the selling stockholders may be deemed underwriters in this offering.

49. Please state whether the shares allocated to the directed share program will be subject to lock-up agreements and, if so, briefly describe the lock-up agreements.

Consolidated Financial Statements

Note 10 – Stock-Based Compensation, page F-19

50. Reference is made to the third paragraph on page 2 of the redacted copy of your letter dated May 28, 2013. You state that the range of multiples was reduced to account for the lack of liquidity and marketability of the company since it is a private company. Please tell us more about the extent of the discount expressed in percentage terms.

Note 11 – Earnings Per Share, page F-21

51. Please revise your disclosure here to include the number of potentially dilutive shares excluded from the calculation of diluted earnings per share due to antidilution. Refer to the guidance in ASC 260-10-50-1(c). If none, so state.

<u>Note 14 – Segments, page F-24</u>

52. We note from disclosure elsewhere in your filing that you products fall into two "product categories," mountain bikes and powered vehicles. It appears, from your narrative disclosures, that you do not consider these categories to be operating segments as defined in ASC 280-10-50-1. If true, please confirm. Alternatively, if you consider these categories to be operating segments, please provide us with your analysis supporting aggregation using the guidance in ASC 280-10-50-11. In support of your conclusions, please also provide us with copies of the summary reports reviewed by your chief operating decision maker.

<u>Exhibits and Financial Statement Schedules, page II-3</u>

53. We note that you have not listed any material contracts to be filed pursuant to Item 601(b)(10) of Regulation S-K in your exhibit list. It appears, however, that you are required to file a number of material contracts. Please revise accordingly.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
        Stephen Cooke
        Paul Hastings LLP